Exhibit 99.5

PACIFIC CORPORATE TRUST COMPANY
625 HOWE ST, 10TH FLOOR
VANCOUVER, BC V6C 3B8
Phone: 604-689-9853
Fax: 604-689-8144

May 11,2005

B.C. Securities
Commission Executive
Director 701 W Georgia
St., 9th Floor
Vancouver, BC V7Y1L2

Dear Sirs\Mesdames:

RE:	CARDIOME PHARMA CORP. (the “Company”) MAILING ON MAY 11, 2005

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all registered shareholders of the Company and to each of the Non Objecting Beneficial Owners of the Company that appeared on list(s) provided by the Intermediaries or their agent(s). However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

•	Information Circular

•	Notice of Meeting

•	Annual Financial Statements for the Year Ending 2004/12/31

•	Management Discussion and Analysis - Proxy*

•	Annual Report

•	Financial Statement Request Form

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company’s request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,
PACIFIC CORPORATE TRUST COMPANY

“HEATHER PLUME”

HEATHER PLUME

cc: Toronto Stock Exchange	cc: CARDIOME PHARMA CORP.
cc: Alberta Securities Commission	cc: MCCARTHY TETRAULT
cc: Ontario Securities Commission	cc: ERNST & YOUNG.
cc: Quebec — Autorite des marches financiers
cc: Yukon Registrar of Securities
cc: Manitoba Securities Commission
cc: US Securities and Exchange Commission
cc: Saskatchewan Financial Services Division
cc: New Brunswick, Securities Administration Branch
cc: Nova Scotia Securities Commission
cc: Prince Edward Island, Securities Office
cc: Securities Commission of Newfoundland and
Labrador

*Please note that for Non Objecting Beneficial Owners, a Voting Instruction Form was sent instead of a proxy.